EXHIBIT 99.1

Equinor ASA: Share buy-back

Equinor has on 28 October 2019 purchased 9,162 own shares at Oslo Stock Exchange at an average price of NOK 175.7308 Norwegian kroner per share.

These share purchases form part of the first tranche of the company's share buy-back programme 2019-2022 announced on 5 September 2019. After this transaction Equinor owns a total of 11,894,356 own shares under the share buy-back programme.

For further information about the share buy-back programme, reference is made to the Oslo Stock Exchange notification published on 5 September 2019 (available from www.newsweb.no).